ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

05010578

File No. 82-5139
August 16, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

SUPPL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Results of Operation (Consolidated), First Quarter of Fiscal Year ending March 31, 2006; and

2. Results of Operation, First Quarter of Fiscal Year ending March 31, 2006.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

PROCESSED
AUG 2 3 2005
THOMSON
FINANCIAL

dlw 8/22

Enclosure

<Translation>

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/ investor/

August 9, 2005

Results of Operation (Consolidated), First Quarter of Fiscal Year ending March 31, 2006

CYBIRD Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President
Listing: JASDAQ
Head office: Tokyo
Tel: +81-3-5785-6111

1. Basis of presenting Quarterly Result of Operation
 (1) Adoption of Simplified Accounting Method — Yes
 Taxes related accounting criteria are calculated at the annual projected tax rate based on the effective tax rate designated by law.
 (2) Change in Accounting Method — N/A
 (3) Change in the Scope of Consolidation
 Number of consolidated companies — Added: 0 — Excluded: 0
 Number of companies to which equity method is applied — Added: 1 — Excluded: 0

2. Results of Operation, 1st Quarter of FY ending March 31, 2006 (From April 1, 2005 to June 30, 2005)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
1Q, FY ending March 31, 2006	3,290 (12.3)	52(29.2)	53 (17.5)
1Q, FY ended March 31, 2005	2,929 (22.2)	40 (-49.8)	45 (-51.7)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
1Q, FY ending March 31, 2006	46 (-1.6)	221.16	219.23	0.4	0.4	1.6
1Q, FY ended March 31, 2005	46 (-28.2)	230.71	227.83	0.7	0.5	1.6

Note:1. Average Number of Shares Issued (Consolidated) 1Q, FY ending March 31, 2006 208,847 shares
1Q, FY ended March 31, 2005 67,812 shares
2. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2004.
3. % shows increase / decrease of each item, compared with the same period in the previous year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
June 30, 2005	15,212	12,493	82.1	54,366.61
June 30, 2004	8,335	6,588	79.0	32,376.57

Note: 1. Number of Shares Issued (Consolidated) June 30, 2005 229,801 shares
June 30, 2004 67,832 shares
2. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2004.

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1Q, FY ending March 31, 2006	-876	-5,398	4,342	1,320
1Q, FY ended March 31, 2005	42	-105	-31	3,088

<Translation>

3. Earnings Forecasts for Fiscal Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ended March 31, 2005	16,100 – 18,100	1,200 – 1,500	700 - 880

Reference: Projected Earnings per Share (Full-year) ¥3,046.11 – 3,829.40

Calculated by the number of shares issued (229,801) at the end of the first quarter.

The above-mentioned earnings forecasts for FY ending March 31, 2006 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

File No.82-5139

CYBIRD

JASDAQ

http://www.cybird.co.jp/english/investor/

August 9, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6111

Results of Operation

First Quarter of Fiscal Year ending March 31, 2006

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") and three consolidated subsidiaries (GiGAFLOPS Japan Inc., C&T Mobile Support Co., Ltd. and AXISSOFT Corporation) and three affiliates (JIMOS CO., LTD., KLab Inc. and DMOVE Co., Ltd.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) E-Commerce, (4) Advertising Business and (5) International Business.

On June 23, 2005, CYBIRD formed a wholly owned subsidiary CYB INVESTMENT INC., which then acquired 85.0% of Airborne Entertainment Inc. on June 30, 2005, converting that company into a subsidiary. Neither of these companies was included in the scope of consolidation for the first quarter.

On August 2005, CYBIRD established a subsidiary PLUS MOBILE COMMUNICATIONS INC. and invested 60% of its shares.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses, marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites and customer support services through C&T Mobile Support Co., Ltd., consolidated subsidiary of CYBIRD. In compensation for these services, we receive consulting fees, planning/ development/ operating fees, customer support fees and a share of revenue. We also operate a technology-related business constructing basic systems for clients utilizing the data base products of consolidated subsidiary AXISSOFT Corporation.

(3) E-Commerce Business

CYBIRD has a mobile-phone-based e-commerce business. The Company plans to push forward with the development of its alliance business with JIMOS Co., Ltd., an affiliate specializing in direct marketing, planning to further expand e-commerce operations into a core business.

(4) Advertising Business

In August 2005, to promote development of the advertising business in accordance with our mid-term corporate strategy, we established a subsidiary, PLUS MOBILE COMMUNICATIONS INC., as a joint venture between cyber communications inc. and OPT Inc. The new subsidiary will utilize the large-scale mobile customer data base organized by CYBIRD through its business alliances in various business sectors and the know-how of the joint venture partners cyber communications inc. and OPT Inc. to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

(5) International Business

We are emphasizing North America and Europe in our strategies because of expected rapid growth in their mobile content markets. We plan to expand our business in these regions through capital alliances with leading local content providers. During the quarter under review, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary.

1-2 Relations with Subsidiaries and Affiliates

CYBIRD provides content distribution services utilizing applications and technologies developed by its affiliate KLab Inc.

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

GiGAFLOPS Japan Inc., converted into a wholly owned subsidiary in April 2003, has been engaged in the

development of applications, etc. for producing the sites of the Company.

Formed in September 2004, C&T Mobile Support Co., Ltd. primarily provides customer support services for corporations and government bodies that operate mobile sites.

Utilizing the planning, product development, and customer communications abilities of JIMOS, with which we formed a strategic business and capital alliance in March 2005, we are developing an e-commerce business based on our established customer base. We are also considering a possible capital merger and a group management organization following evidence of a good result from the business alliance.

AXISSOFT Corporation, based on a business and capital alliance formed in March 2005, will give CYBIRD top priority in the supply of business resources including technicians. Based on this alliance, CYBIRD will commission its system other software development to AXISSOFT, establishing a stable software development base for the future.

In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary. With this action, CYBIRD has begun full-scale business expansion in the North American region, which is expected to experience rapid growth in the mobile content market.

Established in August 2005 as a joint venture between our subsidiary cyber communications inc. and OPT Inc., PLUS MOBILE COMMUNICATIONS is utilizing the large-scale mobile customer date base organized by CYBIRD through its business alliances in various business sectors and the know-how of the joint venture partners cyber communications and OPT to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

CYBIRD Group Business Chart

Mobile Content Business



CYBIRD Co., Ltd.
Subscription Fee Deduction of Collection Fee
Information / Service
Information Providing Fee
Content Information
Information Fee (Revenue Share)
Site Operation
Information
Client Companies
Subscription Fee Deduction of Collection Fee
Information / Service
Wireless Network Operators
Information Fee
Information / Service
General Users

Marketing Solution Business



CYBIRD Co., Ltd.
Payment
Site Development / Operation
Payment
Application Development / Consulting
Subsidiary GiGAFLOPS Japan Inc.
Payment
Application Development / Consulting
Payment
Motion Picture Production
Payment
Application Licensing / Consulting
Affiliate KLab Inc.
Payment
Customer Support Service
Payment
System Development
Subsidiary AXISSOFT Corporation
Affiliate DMOVE Co., Ltd.
Subsidiary C&T Mobile Support Co., Ltd.
Payment
System Development
Payment
Motion Picture Production
Payment
Customer Support Service
Client Companies

E-Commerce / Advertising Business



General Users
Payment
Merchandise
Payment
Merchandise
Affiliate
JIMOS CO., LTD.
Payment
Merchandise
CYBIRD Co., Ltd.
Payment
Ad Spot
Subsidiary : PLUS MOBILE COMMUNICATIONS INC.
Payment
Development / Sales of Ad product
cyber communications inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Ad Agency
OPT Inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Client Companies for Advertising
E-Commerce Business
Advertising Business

Note: PLUS MOBILE COMMUNICATIONS, established in August 2005, was not included in the scope of consolidation for the first quarter under review.

International Business



General Users
Information Fee
Information / Service
Information Providers
Wireless Network Operators
Information Providing Fee
Content Information
Subscription Fee Deduction of Collection Fee
Information / Service
Subsidiary : Airborne Entertainment Inc.
Providing Capital and Know-how
Subsidiary : CYB INVESTMENT INC.
Providing Capital and Resource
CYBIRD Co., Ltd.

Note: CYB INVESTMENT and Airborne Entertainment, became subsidiaries in June 2005, were not included in the scope of consolidation for the first quarter under review.

1-3 CYBIRD's Consolidated Companies (As of June 30, 2005)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	September, 2004	Customer Support	¥225 mil.	9,000	51.00
AXISSOFT Corporation	Toshima-ku, Tokyo	November, 1987	Information Technology	¥639 mil.	4,028	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥60 mil.	1,200	48.75
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	September, 1998	Commerce	¥1,176 mil.	61,520	20.13
KLab Inc.	Minato-ku, Tokyo	August, 2000	Information Technology	¥524 mil.	15,300	18.56

(Note) In June, 2005, CYBIRD formed a wholly owned subsidiary CYB INVESTMENT INC., which then acquired an interest in Airborne Entertainment Inc., converting those two companies into subsidiaries of the Company. Neither of these companies was included in the scope of consolidation for the first quarter under review.

In August 2005, CYBIRD established PLUS MOBILE COMMUNICATIONS INC. as its subsidiary.

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, we try to be a "situation marketing" company that supplies information and services that will enrich their lives. The performance goals of the mid-term business plan are net sales of ¥60.0 billion for the fiscal year ending March 2008.

The framework of the plan is as follows.

(1) Based on business alliances with companies in a variety of business sectors, CYBIRD will supply business solutions that provide its alliance partners with business advantages while organizing a large-scale customer base by making it possible for the customers of its business alliance partners to use CYBIRD's services.

(2) For customers in this pool of customers that can use CYBIRD's services, the Company will aim to keep them as long-term customers by constantly provide services that are "convenient and fun."

(3) CYBIRD plans to maximize earning from its long-term use customers by providing them with a variety of services, such as the e-commerce and advertising services that are just getting under way, in addition to its traditional mobile content services.

In its international business strategy, CYBIRD is emphasizing the North American and European mobile content markets, which are expected to experience high growth. The Company is targeting business expansion based on capital alliances with leading local content providers.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance and Measures Implemented

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

① Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises nine directors including three outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising corporate officers, operating officers and the standing auditors meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing a management function that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Mark Management Committee to protect customer's information.

② Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fujio Komura is also the president of JIMOS, who concluded a comprehensive commerce business alliance with CYBIRD in the field of mobile commerce. However, as an

individual, Fujio Komura has no direct vested interest in CYBIRD that could cause a conflict of interest. Neither does an outside director Shogo Ikeuchi and Hiroyuki Sawada have direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Relationships with parent company, etc.

No parent company

(4) Internal Monitoring Structure and Procedures

① Internal Monitoring Office

The Internal Monitoring Office is directly under the control of the President. Based on the Internal Monitoring Regulations, the office monitors compliance with laws and ordinances, the operation of the system of internal checks. The office also carries out compliance inspections to determine the appropriateness of accounting practices and asset management and efficiency inspections to determine the rationality and efficiency of management's business goals on a regular basis.

② Administrative Departments

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

a) Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
b) Finance Dept.	Budgets, funds, accounting regulations, etc.
c) HR Dept.	Personnel management, recruiting, job management, etc.

etc.

③ Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our Chairman, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

④ IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to our Chairman, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the Company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

⑤ Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The chairman is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

⑥ Others

a) Protecting the privacy of personal information

In April 2005, the law concerning the protection of the privacy of personal information was enforced regarding private-sector companies. CYBIRD has already decided to handle its personal information data base in accordance with the law and the relevant government agencies. Specifically, we work to ensure the protection of the rights of users of all our content services by disclosing our policy on the use of the personal information we collect and explaining how users can check, adjust or cancel the personal information in the CYBIRD data base. Moreover, to safely manage the personal information we have received, we carry out thorough and structured program led by our Privacy Mark Management Committee that includes education and enlightenment courses for all employees and clearly defined responsibilities for those managing personal information. In addition, the number of people with access to this information is kept to a minimum and technological measures are used to

restrict access to the data. The Company also carries out regular internal monitoring inspections concerning the protection of the privacy of personal information under its compliance program of all businesses and departments handling personal information. An Internal Monitoring Officer appointed in accordance with the Internal Monitoring Regulations Concerning the Protection of the Privacy of Personal Information is responsible for these inspections.

b) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this quarter, we have achieved a 866.53kg reduction of CO2 (equivalent to saving 23.84 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Realizing the goals of the Mid-term Corporate Strategy

As mentioned previously in section 2-4 above, as part of our basic strategy to become a "situation marketing" company, we have set ourselves the performance goals of net sales of ¥60.0 billion for the fiscal year ending March 2008 under our mid-term corporate strategy. To help realize those goals, we have made an analysis, evaluation, and review of our portfolio of businesses. Specifically, we now plan to expand the earning power of our existing Mobile Content and Marketing Solution businesses by strengthening their competitiveness. In addition, we intend to undertake full-scale development of new advertising and e-commerce businesses. In our International Business, we plan to establish a firm business base, chiefly through M&A, to support further expansion of our businesses.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing several committees, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
June 30, 2005	**88.07 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
June 30, 2005	**76.21 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The number of mobile phone subscriptions in Japan reached 88.07 million at the end of June 2005. Of this amount, the proportion of Internet-enabled handset accounts was 86.5%. The number of third generation (3G) mobile phone subscriptions at the end of March 2005 totaled 35.13 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥260.3 billion in 2004, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market in 2004 exceeded ¥201.3 billion, rose 45% from the previous year and the sales market excluding revenues from ticket order service and net auction fee, etc. expanded ¥96.9 billion, 79% up from the previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, Java-enabled camera equipped, IrDA, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd., The Foundation for MultiMedia Communications prepared by CYBIRD)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2004 is estimated to have been approximately 1.35 billion people, and is forecast to exceed 2.5 billion by 2008. It is assumed that the number of mobile Internet users will grow as well. (Sources: MCA inc.; Mobile Internet Summary 2004-2005 prepared by CYBIRD)

3-2 Progress of Mid-Term Corporate Strategy

The Company began to make real progress with its 3-year mid-term corporate strategy this fiscal year, the first year of the strategy.

Various steps were taken in pursuit of the organization of a large-scale customer base through business alliances with a variety of companies, an important goal of the mid-term corporate strategy. CYBIRD started working with bitWallet, Inc., operator of the "Edy" electronic money service, to mutually develop their customer bases. With FUJI KYUKO CO., LTD, CYBIRD cooperated in promoting mobile services membership to visitors to the Fujikyu Highland amusement park. The Company also formed a business and capital alliance with RECRUIT Co., Ltd., to gain access to that company's know-how in the information services field and is broad range of customer contact channels.

To begin a full-fledged effort to develop new businesses targeting its pool of customers, the CYBIRD started preparing to launch a joint shopping site with JIMOS CO., LTD., its partner in developing the e-commerce business. To develop the advertising business, the Company established subsidiary PLUS MOBILE COMMMUNICATIONS as a joint venture between cyber communications inc. and OPT Inc. Furthermore, in its international business, CYBIRD acquired shares in a leading local content provider in North America, Airborne Entertainment Inc., based on which it is undertaking a full-scale development of the market.

In this manner, the mid-term corporate strategy is proceeding as planned, with concrete actions being taken toward its realization. The Company is taking further steps to achieve real earnings from the development of its strategies.

3-3 Consolidated Business Results (Quarter)

Consolidated net sales rose ¥361 million, or 12.3%, from the same period in the prior fiscal year, to ¥3,290 million, mainly from Mobile Content and Marketing Solution revenue. Non-consolidated net sales rose ¥264 million, or 10%, to ¥2,909 million.

Consolidated ordinary income increased ¥7 million, or 17.5% year on year, to ¥53 million. On a non-consolidated basis, ordinary income amounted to ¥109 million. Consolidated ordinary income was lower than non-consolidated ordinary income because of losses posted by C&T Mobile Support Co., Ltd. and AXISSOFT Corporation, which became consolidated subsidiaries in the previous fiscal year. The losses of the two consolidated subsidiaries can mainly be attributed to capital investments for business expansion and business start ups, and have been included in the consolidated business plan for the current fiscal year.

Consolidated net income decreased ¥0.7 million, or 1.6% from the same period in the prior year, to ¥46 million and non-consolidated net income down ¥15 million, or 18.9% from the same period in the prior year, to ¥65 million.

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
1st Quarter, FY ending March 31, 2006	**3,290**	**53**	**46**	**221**	**1.8%**	**155**
1st Quarter, FY ended March 31, 2005	2,929	45	46	230	2.9%	122
Change	361	7	(0)	(9)	(1.1) points	33

Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. 'Earnings per Share' have been calculated as if the stock split occurred at the beginning of April 2004.

3-4 CYBIRD Group Business Results by Operation (Quarter)

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 to June 30, 2005)		1st Quarter, FY ended March 31, 2005 (From April 1, 2004 to June 30, 2004)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	**2,526**	**76.8**	2,193	74.9	332	15.2
Marketing Solution Business	**717**	**21.8**	615	21.0	101	16.5
E-Commerce Business	**45**	**1.4**	98	3.4	(52)	(53.5)
Advertising Business	—	—	—	—	—	—
International Business	**1**	**0.0**	21	0.7	(20)	(93.2)
Total	**3,290**	**100.0**	2,929	100.0	361	12.3

CYBIRD changed its business segments to five new segments specified above from the quarter under review. For comparison, business results for the same period in the prior year were reclassified into the new business segments. (See Appendix at the end of this document.)

(1) Mobile Content Business

Net sales of the Mobile Content Business advanced ¥332 million, or 15.2%, from the same period in the prior fiscal year, to ¥2,526 million, a record high for quarterly net sales. High-brand-power CYBIRD IP contents as represented by "Kazuko Hosoki's Rokusei Fortune-Telling" and "Hiroyuki Ehara Spiritual Message" and the increasing number of sites of IP contents of other companies including popular character sites and TV and entertainment related sites have contributed to this gain.

Commencing with the quarter under review, the earnings from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business.

(2) Marketing Solution Business

Net sales of the Marketing Solution Business increased ¥101 million, or 16.5%, compared with the first quarter last year, to ¥717 million. During the quarter, the business saw good growth in commissioned development projects for major clients, such as Reuters News & Money, a mobile financial information site for Reuters Japan.

In the customer support and technology-related operations, C&T Mobile Support Co., Ltd., and AXISSOFT Corporation which became consolidated subsidiaries in the previous fiscal year, contributed to earnings growth.

Commencing with the quarter under review, the earnings from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business and the e-commerce business was established as a new, independent segment, E-Commerce Business.

(3) E-Commerce Business

Net sales of the E-Commerce Business in the first quarter amounted to 45 million and comprised sales of popular T-shirts, game software, and other items that CYBIRD has been selling on its site for some time. During the quarter, the business proceeded with enthusiastic preparations for the full-scale start up in the second quarter of its joint business with JIMOS, which is to become the core business of the division.

(4) Advertising Business

Because the entire quarter was taken up with start up operations, there were no advertising sales. However, in August, CYBIRD established PLUS MOBILE COMMUNICATIONS INC., a joint venture between cyber communications inc. and OPT Inc. The mobile advertising business will be developed around this new subsidiary.

(5) International Business

Starting with the current fiscal year, CYBIRD has changed its international business strategy to business expansion primarily based on its capital alliance with leading local content providers in the North American and European markets, and shifted its resource to promote the new business tie up during the quarter. However, thanks to the acquisition of shares of the North American content provider Airborne Entertainment Inc., and its conversion to a subsidiary during the quarter, this company will now be contributing to consolidated performance in future.

3-5 Consolidated Income Statement

(1) Net Sales

Consolidated net sales increased ¥361 million, or 12.3% compared with the same period in the previous year, to ¥3,290 million, mainly supported by sales of our Mobile Content and Marketing Solution businesses.

(2) Cost of Sales

Cost of sales for this quarter was ¥2,129 million, rising ¥311 million, or 17.1%, from the same period in the previous year. The cost percentage increased by 2.7 percentage points from the same period in the previous year to 64.7%. The jump in the cost of sales percentage can be attributed to an increase in information fees in the Mobile Content Business due to the brand power of some content providers and due to the change of the scope of consolidation. As a result, the gross income on sales for this quarter was 35.3% and gross profit margin amounted to ¥1,161 million, up ¥49 million, or 4.5%, year on year. However, the brand and media power of information providers enabled a reduction in advertising expenses.

(3) Sales, General and Administrative Expenses ("SG&A expenses")

Major SG&A expenses were as follows;

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 to June 30, 2005)	1st Quarter, FY ended March 31, 2005 (From April 1, 2004 to June 30, 2004)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**392**	356	36	10.1
Advertisement Expenses	**36**	42	(5)	(13.7)
Research and Development Expenses	**113**	130	(17)	(13.2)
Commission Paid	**359**	330	28	8.6
Others	**207**	210	(3)	(1.7)
Total	**1,108**	1,070	37	3.5

SG&A expenses for the quarter totaled ¥1,108 million, up ¥37 million, or 3.5%, from the same period in the previous year. Although change in status of KLab Inc. from a consolidated subsidiary to an affiliate eliminated that company's expenses, the inclusion of C&T Mobile Support Co., Ltd. and AXISSOFT Corporation as consolidated subsidiaries added expenses. Moreover, the increase in personnel expenses due to growth in the number of CYBIRD employees and an increase in commission fees paid to mobile carriers due to the growth in the Mobile Content Business pushed up SG&A expenses compared with the same period in the previous year on a consolidated basis. Nevertheless, overall costs were down thanks to ongoing planned cost-restraint efforts. The SG&A expenses to net sales ratio, therefore, declined 2.9 percentage points, to 33.7%.

(4) Operating Income and Ordinary Income

A combination of favorable sales growth and a higher cost of sales ratio being absorbed by the curtailing of SG&A expenses resulted in a ¥11 million, or 29.2%, jump in operating income from the same period in previous year, to ¥52 million. Although equity in earnings posted by affiliates JIMOS and KLab provided non-operating income growth, this was offset somewhat by share issuing expenses related to the third-party capital increase placed with RECRUIT during the quarter. Overall, consolidated ordinary income rose ¥7 million, or 17.5%, to ¥53 million.

(5) Net Income

As a result of income taxes and equity in minority loss, net income for the first quarter was ¥46 million, down 0.7 million, or 1.6%, from the first quarter in the previous fiscal year.

3-6 Consolidated Balance Sheet

At the end of June 2005, total assets amounted to ¥15,212 million. Total liabilities were ¥2,252 million, minority interests were ¥466 million and shareholders' equity was ¥12,493 million.

Investment securities expanded during the quarter due to the additional purchase of shares of JIMOS CO., LTD., under the capital alliance formed in the previous quarter and the inclusion of JIMOS as an affiliate accounted for by the equity method. Furthermore, due to the acquisition of shares and conversion to a subsidiary of leading local content provider Airborne Entertainment through CYBIRD's newly established local subsidiary in North America, CYB INVESTMENT INC., there was a marked increase in fixed assets (Investments and other assets) during the period under review. There was also a notable increase in common stock and additional paid-in capital due to the third-party capital increase placed with RECRUIT Co., Ltd., during the quarter.

	1st Quarter, FY ending March 31, 2006	1st Quarter, FY ended March 31, 2005
Equity ratio (%)	**82.1**	79.0
Equity ratio on a market value basis (%)	**424.5**	509.4
Debt Redemption (years)	-	1.4
Interest Coverage Ratio (times)	-	36.3

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this quarter.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) Debt Redemption and Interest Coverage Ratio of 1st Quarter, FY ending March 31, 2006 are not mentioned due to a negative cash flow from operating activities.

4) To provide a figure based on annualized cash flows from operating activities, quarterly Debt Redemption figures have been multiplied by four.

3-7 Consolidated Cash Flow Statement

At the end of June 2005, cash and cash equivalents totaled ¥1,320 million, decreasing by ¥1,767 million, or 57.2%, from the same period in the previous year, and decreasing by ¥1,933 million, or 59.4%, from the end of the previous fiscal year. Conditions/contributing factors in each cash flow segment for this quarter under review are as follows.

(Cash flow from operating activities)

Cash flow from operating activities decreased by ¥876 million compared with an increase of ¥42 million in the same period in the previous fiscal year. Positive factors included income before income taxes and minority interests of ¥53 million while negative factor was income tax paid of ¥854 million, etc.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥5,398 million compared with a decrease of ¥105 million in the same period in the previous fiscal year. CYBIRD loaned ¥4,419 million to its newly established local subsidiary in North America CYB INVESTMENT INC. in order for the local subsidiary to acquire shares of local content provider Airborne Entertainment Inc. In addition, the Company made expenditures of ¥715 million to purchase shares of JIMOS CO., LTD., when converting the company to an affiliate.

(Cash flow from financing activities)

Cash flow from financing activities increased by ¥4,342 million compared with a decrease of ¥31 million in the same period in the previous fiscal year. The main contributor to the increase was a total of ¥4,257 million in proceeds from share issuance in the third-party capital increase placed with RECRUIT Co., Ltd. and exercise of stock options.

3-8 Earning Forecasts

The earning forecasts announced on May 25, 2005 for the consolidated and non-consolidated fiscal years ending March 2006 has no revision as shown below.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2006	16,100 – 18,100	1,200 – 1,500	700 - 880

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2006	13,500 – 15,500	850 – 1,150	510 - 690

The above-mentioned earnings forecasts for FY ending March 2006 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements

4-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	June 30, 2005		June 30, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	1,569,139		3,088,138			
Accounts receivable	3,036,972		2,738,719			
Inventories	102,034		47,681			
Others	342,491		361,335			
Allowance for doubtful accounts	(32,659)		(30,623)			
Total current assets	5,017,979	33.0	6,205,251	74.4	(1,187,272)	(19.1)
Property and equipment:						
Tangible fixed assets:	279,832	1.8	285,139	3.4	(5,307)	(1.9)
Intangible fixed assets:						
Software	832,038		468,652			
Software in progress	127,794		52,764			
Others	329,424		26,896			
Total intangible assets	1,289,257	8.5	548,313	6.6	740,943	135.1
Investment and other assets:						
Investment securities	3,557,638		326,533			
Deposit with landlord	374,739		480,482			
Long-term loan	4,419,078		-			
Others	277,146		562,227			
Allowance for doubtful accounts	(3,202)		(72,131)			
Total investment and other assets	8,625,401	56.7	1,297,112	15.6	7,328,288	565.0
Total property and equipment	10,194,490	67.0	2,130,565	25.6	8,063,924	378.5
Total	15,212,470	100.0	8,335,817	100.0	6,876,652	82.5

(Unit: Thousands of yen, Round down)

	June 30, 2005		June 30, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of ye	%
Liabilities:						
Current liabilities:						
Accounts payable	1,087,996		892,686			
Current portion of Corporate bonds payable	50,000		—			
Short-term debt	292,336		156,484			
Accrued expenses	322,469		269,494			
Accrued income taxes	53,941		61,621			
Bonus payment reserve	32,409		83,080			
Others	166,438		65,423			
Total current liabilities	2,005,592	13.2	1,528,790	18.3	476,801	31.2
Long-term liabilities:						
Corporate bonds	100,000		-			
Long-term debt	117,985		82,994			
Reserve for employee's retirement benefits	28,687		-			
Total fixed debt	246,672	1.6	82,994	1.0	163,678	197.2
Total liabilities	2,252,264	14.8	1,611,784	19.3	640,480	39.7
Minority interests:						
Minority interests	466,704	3.1	135,529	1.7	331,174	244.4
Shareholders' Equity:						
I Common stock	5,396,191	35.5	3,170,659	38.0	2,225,532	70.2
II Additional paid-in capital	5,452,886	35.8	3,227,354	38.7	2,225,531	69.0
III Retained earnings	1,640,654	10.8	190,489	2.3	1,450,165	761.3
IV Unrealized gain in available-for-sale securities	3,768	0.0	-	-	3,768	-
Total shareholders' equity	12,493,501	82.1	6,588,503	79.0	5,904,998	89.6
Total	15,212,470	100.0	8,335,817	100.0	6,876,652	82.5

4-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 to June 30, 2005)		1st Quarter, FY ended March 31, 2005 (From April 1, 2004 to June 30, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	3,290,951	100.0	2,929,596	100.0	361,354	12.3
Cost of Sales	2,129,844	64.7	1,818,220	62.1	311,624	17.1
Gross Profit	1,161,107	35.3	1,111,376	37.9	49,730	4.5
Sales, general and administrative Expenses	1,108,364	33.7	1,070,559	36.5	37,805	3.5
Operating Income	52,743	1.6	40,817	1.4	11,925	29.2
Non-operating income	22,418	0.7	7,237	0.3	15,181	209.8
Non-operating expenses	21,445	0.7	2,334	0.1	19,110	818.6
Ordinary Income	53,716	1.6	45,720	1.6	7,996	17.5
Income Before Income (loss) Taxes and Minority Interests	53,716	1.6	45,720	1.6	7,996	17.5
Income Taxes	47,457	1.4	21,760	0.8	25,696	118.1
Loss on minority interests	(39,928)	(1.2)	(22,975)	(0.8)	(16,953)	73.8
Net Income (Loss)	46,187	1.4	46,934	1.6	(747)	(1.6)

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 to June 30, 2005)	1st Quarter, FY ended March 31, 2005 (From April 1, 2004 to June 30, 2004)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	3,324,110	3,213,123
II Increase in additional paid-in capital		
1. Increase due to share issuance	2,128,775	14,231
Total	2,128,775	14,231
III Balance at the end of period	5,452,886	3,227,354
Retained earnings:		
I Balance at the beginning of period	1,663,353	177,400
II Increase in retained earnings		
1. Net income for the quarter	46,187	46,934
Total	46,187	46,934
III Decrease in retained earnings		
1. Dividend	68,886	33,846
Total	68,886	33,846
IV Balance at the end of period	1,640,654	190,489

4-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 to June 30, 2005)	1st Quarter, FY ended March 31, 2005 (From April 1, 2004 to June 30, 2004)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	53,716	45,720
Depreciation and amortization	102,995	81,586
Write-down of consolidation adjustment account	4,111	3,562
Increase (decrease) in allowance for doubtful accounts	(484)	1,045
Increase (decrease) in bonus payment reserve	(110,406)	(82,979)
Increase (decrease) in accrued retirement benefits	(3,603)	-
Interests and dividend earned	(786)	(413)
Interest expenses	1,731	1,172
Equity in net earnings (losses) of an affiliate	(18,053)	-
(Increase) decrease in accounts receivable	304,923	112,747
(Increase) decrease in inventories	(39,301)	(29,004)
Increase (decrease) in accounts payable	(201,923)	158,713
Increase (decrease) in accrued expenses	(95,985)	(87,442)
Others	(17,800)	(29,858)
Total	(20,867)	174,850
Interests and dividends received	7	1
Interest paid	(2,000)	(1,142)
Income tax paid	(854,114)	(131,130)
Cash flow from operating activities	(876,973)	42,578
Investing activities:		
Increase (decrease) in fixed deposit	23,622	-
Expenditures for property and equipment	(56,615)	(29,151)
Expenditures for intangible fixed assets	(245,091)	(78,447)
Expenditures for investment securities	(720,251)	(3,200)
Expenditures for deposits with landlord	(200)	(822)
Proceeds from deposits with landlord	230	945
Expenditures for long-term lending	(4,419,078)	—
Others	18,558	5,527
Cash flow from investing activities	(5,398,826)	(105,148)
Financing activities:		
Proceeds from short-term debt	80,000	—
Repayment of short-term debt	(24,000)	(24,900)
Repayments of long-term debt	100,000	—
Repayment of long-term debt	(22,885)	(11,946)
Proceeds from issuance of new shares	4,257,551	28,462
Dividends payment	(48,011)	(22,943)
Cash flow from financing activities	4,342,655	(31,326)
Foreign currency translation adjustment	-	(0)
Net increase (decrease) in cash and cash equivalents	(1,933,145)	(93,898)
Cash and cash equivalents at the beginning of period	3,253,984	3,182,036
Cash and cash equivalents at the end of period	1,320,838	3,088,138

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 3 Names of Consolidated Companies: C&T Mobile Support Co., Ltd. GiGAFLOPS Japan Inc. AXISSOFT Corporation (2) Number of Unconsolidated Subsidiaries: 2 Names of Consolidated Companies: CYB INVESTMENT INC. Airborne Entertainment Inc.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 3 KLab Inc. DMOVE Co., Ltd. JIMOS CO., LTD. As a result of CYBIRD's shareholdings in JIMOS CO., LTD., exceeding 20% on June 23, 2005, the company became an affiliate accounted for by the equity method. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable (5) Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements for the quarter, therefore, a balance sheet prepared using a provisional settlement of accounts for the period from January 1, 2005 to March 31, 2005 was used.
3.Account date of Consolidated Subsidiaries	Accounting periods for consolidated subsidiaries are consistent with those of CYBIRD.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods (2) Depreciation Method for Depreciable Asset	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this quarter, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method.

	Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 years.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable for the first quarter under review based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the first quarter under review based on the expected retirement benefits obligations as of the end of the fiscal year.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Consolidated Adjustment Account Amortization	Equal amortization based on a period expected accessing the effectiveness of investment.
6. Cash and Cash Equivalents in Consolidated Cash Flow Statements	Cash (cash and cash equivalents) in the consolidated cash flow statements consists of cash on hand and bank deposits.

5. Stock Information

5-1 Authorized Shares

824,988 shares (as of June 30, 2005)

5-2 Number of Shares Issued and Outstanding

229,801 shares (as of June 30, 2005)

5-3 Fully Diluted Shares

240,766 shares* (as of June 30, 2005)

*Including 10,965 potential shares from unexercised stock options

5-4 Number of Shareholders

10,679 (as of March 31, 2005)

5-5 Principal Shareholders (as of March 31, 2005)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Voting Rights
Kazutomo Robert Hori	27,354	13.26	—	—
Yosuke Iwai	11,142	5.40	—	—
Omron Corporation	10,800	5.23	—	—
Omron Finance Co., Ltd.	10,680	5.17	—	—
Japan Securities Finance Co., Ltd.	9,657	4.68	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	9,104	4.41	—	—
Nippon Television Corporation Network	7,500	3.63	—	—
Raumuzu Co., Ltd.	7,130	3.45	—	—
IMAGICA Corp.	7,050	3.41	—	—
Nobuo Kurakazu	7,000	3.39	—	—

5-6 Distribution of Shareholders (as of March 31, 2005)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	8	24	104	20	10,523	10,679
Shares owned (Shares)	0	27,635	3,272	51,405	12,702	111,233	206,247
Percentage of shares (%)	0.00	13.40	1.59	24.92	6.16	53.93	100.00

5-7 Specified Minority Shareholders' Interest (as of March 31, 2005)

108,407 shares (52.56%) *Total of 10 major shareholders' and remaining directors' interest

5-8 Floating Shares (as of March 31, 2005)

50,429 shares (24.45%) *Interest of shareholders holding less than 50 shares

5-9 Shares owned by Investment Trusts (as of March 31, 2005)

17,738 shares (8.60%)

5-10 Shares owned by Pension Funds (as of March 31, 2005)

9 shares (0.00%)

5-11 Shares owned by Directors (as of March 31, 2005)

39,486 shares (19.15%)

5-12 Shares Issued and Paid-in Capital (as of June 30, 2005)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30, 2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037, Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30)	531	68,363	60,051	3,230,710	-2,363,965 (Note 1)	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct.1-Dec.31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
March 31, 2005 (Jan. 1 –Mar. 31)	1,008	206,247	31,781	3,267,415	31,781	900,094	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
June 21, 2005	23,500	229,747	2,126,303	5,393,718	2,126,303	3,026,397	Third Party Allocation of Shares approved on June 1, 2005 by Board of Directors Issue Price ¥180,962, Capitalization ¥90,481 Excess over Par ¥90,481
June 30, 2005 (Apr.1-Jun.30)	54	229,801	2,472	5,396,191	2,472	3,028,870	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004.
Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

5-13 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000) (Note 1)

(2) Stock Option No.2 (Approved on May 31, 2000)

* Grantees and Granted Shares		
49 Employees	126 Shares	
Total	126 Shares	(Note 2)
* Exercise Price	¥ 666,667	(Note 3)
* Exercise Period	From September 1, 2002 to August 31, 2005	

(3) Stock Option No.3 (Approved on June 28, 2001) (Note 4)

(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 5)
* Exercise Price	¥ 276,334	(Note 6)
* Exercise Period	From September 1, 2004 to August 31, 2008	

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 7)
* Exercise Price	¥ 550,723	(Note 8)
* Exercise Period	From September 1, 2005 to August 31, 2009	

(6) Stock Option No.6 (Approved on June 29, 2004)

* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	(Note 9)
* Exercise Price	¥ 172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	

(Note 1) Since the exercise period ended on February 28, 2005, this item has been omitted.

(Note 2) The number of potential but non-issued shares, as of June 30, 2005, was adjusted to 48 shares due to stock splits implemented on August 24, 2001, November 15, 2002 and November 19, 2004, exercising stock option and the retirement of employees.

(Note 3) The exercise price was adjusted to ¥55,556, as a result of the stock splits implemented on August 24, 2001 and November 15, 2002 and November 19, 2004.

(Note 4) Since there are no remaining unexercised stock options, this item has been omitted.

(Note 5) The number of potential but non-issued shares, as of June 30, 2005, was adjusted to 1,554 shares due to stock splits implemented on November 19, 2004, exercising stock option and the retirement of employees.

(Note 6) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.

(Note 7) The number of potential but non-issued shares, as of June 30, 2005, was adjusted to 4,710 shares due to stock splits implemented on November 19, 2004 and the retirement of employees.

(Note 8) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.

(Note 9) The number of potential but non-issued shares, as of June 30, 2005, was adjusted to 4,653 shares due to the retirement of employees.

5-14 Common Stock held in treasury

N/A

5-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

6. Others

6-1 Significant Subsequent Events after the End of the Interim Period

N/A

6-2 Employees

(as of June 30, 2005)

	Mobile Content	Marketing Solution	Technology Department	International Business	Administrative Division (*1)	CYBIRD Total (*2)	C&T Mobile Support	AXISSOFT Corporation
Number of Employees (persons)	116	21	56	3	45	241	199	101
Change from Previous year(persons)	(44)	8	56	(11)	7	16	199	101
Average Age	-	-	-	-	-	31.6	26.0	32.1
Average Length of Service (year)	-	-	-	-	-	2.0	0.4	4.0

(*1) The Administrative Division includes Corporate Strategy, Business Development, Corporate Investment, Corporate Finance, HR and Legal & Corporate Affairs divisions and Internal Auditing department.

(*2) One employee of CYBIRD appointed as a director of C&T Mobile Support and 5 employees seconded from CYBIRD to C&T Mobile Support are not included in the number of CYBIRD employees. Furthermore, one employee appointed as a director of another Group company and one employee seconded to a company outside the Group are not included in the number of CYBIRD employees.

6-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

6-4 Primary Lender (as of June 30, 2005)

(1) CYBIRD Co., Ltd.

N/A

(2) C&T Mobile Support Co., Ltd.

N/A

(3) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	50,000
Total	50,000

(4) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	227,500
The Bank of Tokyo-Mitsubishi, Ltd.	97,500
UFJ Bank Limited	25,016
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	30,305
Total	410,321

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	80,000
No.2 Unsecured Corporate Bond	70,000
Total	150,000

6-5 Board of Directors and Auditors

(as of June 30, 2005)

Title	Name	Charge / Principal Occupation
Chairman and CEO	Kazutomo Robert Hori	Senior Vice President (part time) of KLab Inc.
President and COO	Tatsuya Kato	
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure
Executive Vice President	Yosuke Iwai	
Executive Vice President	Kenichiro Nakajima	Senior Vice President (part time) of C&T Mobile Support Co., Ltd.
Senior Vice President	Shin-ichiro Yamashita	Senior Vice President (part time) of GiGAFLOPS Japan Inc.
Outside Director	Shogo Ikeuchi	Director of RECRUIT ABLIC Inc. Corporate Vice President of RECRUIT Co., Ltd. Director of RECRUIT STAFFING CO., LTd. Director of RECRUIT MANAGEMENT SOLUTIONS Co., Ltd. Director of NEXWAY Co., Ltd.
Outside Director	Fujio Komura	President of JIMOS CO., LTD.
Outside Director	Hiroyuki Sawada	Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. President of Booz Allen Hamilton Inc. Director (part time) of ARUZE CORP.
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. , Corporate auditor (part time) of C&T Mobile Support Co., Ltd.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Shogo Ikeuchi, Fujio Komura and Hiroyuki Sawada meet the requirement of being outside directors as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

6-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000
KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
	"Subscription Fee Collection Service Contract" KDDI collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	April 20, 2000

(2) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
transcosmos inc.	"Agreement to Establish Joint Venture" Agreement with transcosmos inc. regarding the establishment and operation of C&T Mobile Support Co., Ltd., which both parties will invest in.	August 16, 2004
JIMOS CO., LTD.	"Basic agreement regarding business alliance and share acquisition" Agreement with JIMOS CO., LTD., for comprehensive business alliance regarding mobile commerce in conjunction with the acquisition of shares of JIMOS CO., LTD.	March 1, 2005
AXISSOFT Corporation	"Basic Business Alliance Agreement" Comprehensive business alliance agreement covering cooperation in technology development fields for CYBIRD's Mobile Content and Marketing Solutions business and CYBIRD's acquisition of shares of AXISSOFT Corporation.	March 23, 2005
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005

7. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

7-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone K. K. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	1st Quarter, FY ended March 2005	2nd Quarter, FY ended March 2005	3rd Quarter, FY ended March 2005	4th Quarter, FY ended March 2005	**1st Quarter, FY ending March 2006**
NTT DoCoMo	42.8%	39.6%	45.7%	44.4%	**54.1%**
KDDI	12.1%	10.8%	12.0%	11.6%	**14.7%**
Vodafone	11.8%	10.7%	11.6%	10.9%	**13.7%**
Others	33.3%	38.9%	30.7%	33.1%	**17.5%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and

consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

7-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others. If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

(3) Risks Related to New Business Start Ups including E-Commerce and Advertising Business

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. When new businesses are starting up, there are temporarily higher costs for labor, R&D, and capital investments that can put pressure on profits.

7-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

7-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of June 30, 2005)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	50	1,150	100.00
CYB INVESTMENT INC.	Delaware, USA	International Investment	1	4,419	10,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	Information Technology	6,534	-	6,023,455	85.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	Customer Support	229	-	4,590	51.00
AXISSOFT Corporation	Toshima-ku, Tokyo	Information Technology	575	-	1,644	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	29	-	585	48.75
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	Commerce	3,121	-	12,381	20.13
KLab Inc.	Minato-ku, Tokyo	Information Technology	71	-	2,840	18.56

Notes:

1. CYBIRD's investment in CYB INVESTMENT INC. totaled US$10,000.00. The telegraphic transfer rate used at the time of investment was US$1=¥109.14.
2. Total investment in Airborne Entertainment Inc. amounted to US$60,000,000.00. The median telegraphic transfer rate of US$1=¥108.91 on June 20, 2005 was used to calculate the yen value. The agreement calls for payment in two stages, US$40,000,000.00 in June 2005 and US$20,000,000.00 in June 2006, through CYBIRD's local subsidiary in North America CYB INVESTMENT INC.

7-5 Risks Related to Subsidiaries and Affiliate

Airborne Entertainment Inc., C&T Mobile Support Co., Ltd., AXISSOFT Corporation, DMOVE Co., Ltd., JIMOS CO., LTD., KLab Inc. and PLUS MOBILE COMUNICATIONS INC., established on August 2005, are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

7-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, ZAPPALLAS, Inc., G-mode Co., Ltd., GignoSystem. Japan, Inc., SEGA CORPORATION, Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc., Yahoo Japan Corporation, livedoor Co., Ltd., TOSE CO., LTD., Connect Technologies Corporation

7-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

7-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

7-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

7-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, Chairman and CEO, and other senior management staffs play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

7-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be

infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

7-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

7-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21 of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

8. Non-Consolidated Financial Statements

8-1 Non-Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	June 30, 2005		June 30, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	746,655		2,977,325			
Bill receivable	-		4,005			
Accounts receivable	2,809,059		2,518,933			
Inventories	72,461		27,609			
Others	365,942		288,829			
Allowance for doubtful accounts	(32,659)		(30,575)			
Total current assets	3,961,459	28.3	5,786,128	72.8	(1,824,669)	(31.5)
Property and equipment:						
Tangible fixed assets:	182,493	1.3	231,420	2.9	(48,926)	(21.1)
Intangible fixed assets:						
Software	434,855		409,766			
Software in progress	88,776		54,212			
Others	1,167		1,156			
Total intangible assets	524,800	3.8	465,135	5.9	59,664	12.8
Investments and other assets:						
Investment securities	4,282,731		639,968			
Deposit with landlord	346,548		348,910			
Long-term loan	4,419,078		-			
Others	269,100		546,012			
Allowance for doubtful accounts	(3,202)		(72,131)			
Total investments and other assets	9,314,256	66.6	1,462,759	18.4	7,851,497	536.8
Total property and equipment	10,021,550	71.7	2,159,316	27.2	7,862,234	364.1
Total	13,983,009	100.0	7,945,444	100.0	6,037,565	76.0

(Unit: Thousands of yen, Round down)

	June 30, 2005		June 30, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,003,008		909,494			
Accrued expenses	328,964		243,093			
Accrued income taxes	53,294		59,670			
Bonus payment reserve	24,547		24,059			
Others	57,859		43,015			
Total current liabilities	1,467,673	10.5	1,279,333	16.1	188,340	14.7
Total liabilities	1,467,673	10.5	1,279,333	16.1	188,340	14.7
Shareholders' Equity:						
I Common stock	5,396,191	38.6	3,170,659	39.9	2,225,532	70.2
II Additional paid-in capital	5,452,886	39.0	3,227,354	40.6	2,225,531	69.0
III Retained earnings	1,666,258	11.9	268,097	3.4	1,398,160	521.5
Total shareholders' equity	12,515,336	89.5	6,666,111	83.9	5,849,224	87.7
Total	13,983,009	100.0	7,945,444	100.0	6,037,565	76.0

8-2 Non-consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 To June 30, 2005)		1st Quarter, FY ended March 31, 2005 (From April 1, 2004 To June 30, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	2,909,546	100.0	2,644,704	100.0	264,842	10.0
Cost of Sales	1,846,593	63.5	1,639,200	62.0	207,393	12.7
Gross Profit	1,062,952	36.5	1,005,504	38.0	57,448	5.7
Sales, general and administrative expenses	935,166	32.1	873,387	33.0	61,778	7.1
Operating Income	127,785	4.4	132,116	5.0	(4,330)	(3.3)
Non-operating income	1,911	0.1	2,934	0.1	(1,023)	(34.9)
Non-operating expenses	19,713	0.7	883	0.0	18,830	-
Ordinary Income	109,983	3.8	134,167	5.1	(24,184)	(18.0)
Income Before Income (loss) Taxes and Minority Interests	109,983	3.8	134,167	5.1	(24,184)	(18.0)
Income Taxes	44,693	1.5	53,671	2.1	(8,977)	(16.7)
Net Income (Loss)	65,289	2.3	80,496	3.0	(15,206)	(18.9)

Sales by Operations

(Unit: Thousands of yen, Round down)

	1st Quarter, FY ending March 31, 2006 (From April 1, 2005 To June 30, 2005)		1st Quarter, FY ended March 31, 2005 (From April 1, 2004 To June 30, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Content Business	**2,526,387**	**86.8**	2,193,753	83.0	332,633	15.2
Marketing Solution Business	**335,950**	**11.5**	330,979	12.5	4,970	1.5
E-Commerce Business	**45,738**	**1.6**	98,451	3.7	(52,713)	(53.5)
Advertising Business	-	-	-	-	-	-
International Business	**1,470**	**0.1**	21,519	0.8	(20,049)	(93.2)
Total	**2,909,546**	**100.0**	2,644,704	100.0	264,842	10.0

Note) 1. Consumption tax is not included in the sum mentioned above.

Notes to Consolidated Financial Statements

(1) Asset Valuation Standards and Methods	a. Securities Securities of subsidiaries and affiliates Valuation at cost by the moving-average cost method Other Securities Marketable securities: Valuation at cost at fair value at the end of this quarter, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 years.
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
(5) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable for the first quarter under review based on the amount of bonus forecast.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Others	Method of accounting for consumption taxes Exclusion method is employed.

■ **Contact Information**

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6111 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/

E-mail: ircontact@cybird.co.jp

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Trademarks

The trademark "CYBIRD" and names of our products and services mentioned herein are trademarks or registered trademarks of CYBIRD, our affiliates and/or partners. The names of actual companies and products mentioned herein are trademarks or registered trademarks of their respective owners. Any rights not expressly granted herein are reserved.

Information

These documents contain forward-looking statements made by management using information available to them before the public release of these documents. As such these statements involve risks and uncertainties. CYBIRD proactively attempts to disclosure risks regarding its business, but such disclosure should not be construed as exhaustive. Changes in economic conditions and the competitive environment and technological advances could cause actual results to differ materially. CYBIRD reminds investors that they are responsible for any investment decision made based on these documents.

Insider Trading

Along with the revision in Article 30 of the Securities and Exchange Law, effective February 1, 2004, the company will not delay company information to be announced over disclosure information system, hereinafter referred to as "TDnet," by 12 hours. However, on occasions where TDnet is down or the announcement is one that cannot be made over TDnet, those who have examined the documents to be announced or otherwise come into possession of material information before 12 hours have passed could still be designated primary information receivers under insider trading regulations. We would remind such persons to be aware that until the time of the public announcement, trading in shares, etc. of the Company by primary information receivers is forbidden.

Appendix

※New Business Segments


<Former Segments (Until FY2004)>
<New Segments (From FY2005)>
Mobile Content Business (CYBIRD IP)
Marketing Solution Business
Revenue Share Sales (Other company's IP)
Commisioned & Operation Business
Customer Support Business
E-Commerce Business
International Business
Technology-Related Business
Mobile Content Business
Content Sales (CYBIRD IP)
Revenue Share Sales (Other company IP)
Marketing Solution Business
Commisioned & Operation Business
Customer Support Business
Technology-Related Business
E-Commerce Business
Advertising Business (New)
International Business

※Changes

1. Mobile Content Business
   - The revenue share sales from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business.

2. Marketing Solution Business
   - The e-commerce business are included in a new, independent segment, E-Commerce Business
   - Technology-Related Business are included in the marketing solution business.

3. Asvertising Business
   - Established as a new segment

CYBIRD IP Content Services List

as of June 30, 2005

i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakumelo	Subscription Fee	Service-In (mm/dd/yy)	No.
Ringing Tone	CoolSound	1					¥105/¥315	06/01/00	
	TFM Chakushin Melody	1					¥105/¥315	12/03/01	
	Keigoe Tsukuro ♪						¥210	05/07/02	
	SOUL TRAIN	1					¥315	10/06/03	
	CoolSound Real					1	¥105/¥210/¥315	02/16/04	
		3	0	0	0	1			5
Wallpaper/ Screensaver	Cool Screen	1					¥105	02/01/00	
	Prinet						¥315	05/01/00	
	Chaku Kyara!	1					¥105	08/01/00	
	Machiuke Tsukuro ♪	1					¥210	10/02/00	
	ART☆Graphix α	1					¥210	01/26/01	
	Digital Tokoro-san	1					¥315	08/05/02	
	Chekira･Thomas etc.	1					¥210	12/02/02	
	Sa-para	1					¥315	12/16/02	
	Inuyasha	1					¥315	03/17/03	
	DETECTIVE CONAN	1					¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com	1					¥315	11/04/03	
		10	0	0	0	0			11
Game	Robo☆Robo	1					¥315	05/01/00	
	Kensho Puzzler	1					¥315	11/06/00	
	@Baka Games!	1					¥315/¥0	03/04/02	
	Cybird Style						¥0	06/17/02	
	Game no Dendoo	1					¥315	11/05/02	
		4	0	0	0	0			5
Fortune-telling	Kagami Ryuji Renseijutsu	1					¥210	12/01/99	
	Anata no Nedan?						¥105	08/01/00	
	Hosoki Kazuko	1					¥315	10/06/03	
	Ehara Hiroyuki Spritual Messege		1				¥315	12/20/04	
		2	1	0	0	0			4
Others	Namiaru?	1	1				¥315	02/22/99	
	Tsuri-King	1					¥315	05/01/00	
	Wine-Wine						¥315	06/01/00	
	TV Panic Game Store						¥0	02/01/00	
	TOYS"R"US						¥0	09/01/03	
	BABiES"R"US						¥0	11/01/04	
	CINEMA IMAGICA		1				¥315	10/07/02	
	Stardust WEB	1					¥315	02/01/00	
	Popteen-net	1					¥200	07/03/00	
	Nadeshiko Tsushin						¥210	12/02/00	
	Mobile Takarazuka	1					¥315/¥180/¥0	01/22/01	
	Inu-Neko no Kimochi (name change)	1					¥210	01/04/00	
	T2GO						¥0	09/06/04	
	IT media	1					¥315	12/02/02	
		7	2	0	0	0			14
Sub Total		26	3	0	0	1			
									39

EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakumelo	Subscription Fee	Service-In (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥315	11/01/00	
	TFM Chakushin Melody					1	¥105/¥32 ¥315/¥26	10/23/01	
	CoolSound Real					1	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN						¥315	06/03/04	
	CoolSound Full					1		04/14/05	
		0	0	0	0	3			5
Wallpaper/ Screensaver	@Chaku Kyara Club						¥100/¥200	02/01/00	
	Prinet						¥315	09/20/00	
	@Chaku Kyara Benri Tokei	1					¥200	07/12/01	
	Chekira						¥210	03/03/03	
	Inuyasha						¥315	03/19/03	
	DETECTIVE CONAN						¥210	07/03/03	
	Ke-tai Hamtaro.com						¥315	11/20/03	
		1	0	0	0	0			7
Game	Mini-game ☆ Tengoku!	1					¥315	08/16/01	
	Idol to Koisiyo ♪		1				¥315	10/11/01	
	Kensho Puzzler	1					¥315	12/13/01	
	Robo☆Robo	1					¥315	12/19/02	
		3	1	0	0	0			4
Fortune-telling	Anata no Nedan? DX						¥210/¥52	07/05/01	
	Kagami Ryuji Renseijutsu	1					¥210	07/10/01	
	Super Kyosho Uranai	1		1			¥210	12/12/01	
	Hosoki Kazuko						¥315	12/04/03	
	Ehara Hiroyuki Spritual Messege		1				¥315	01/13/05	
		2	1	1	0	0			5
Others	Tsuri-King						¥315	09/13/00	
	TV Panic Game Store						¥0	10/03/00	
	CINEMA IMAGICA		1				¥315	12/04/01	
	@AJA						¥300	02/01/00	
	@AJA Mypage						¥210	11/15/00	
	@AJA Toukou Paradise						¥150	12/14/00	
	Cybird Style						¥0	10/23/02	
	IT media						¥315	01/16/03	
	Namiaru?		1				¥315	03/19/03	
	Mobile Takarazuka						¥315	08/07/03	
	Inu-Neko no Kimochi						¥210	01/15/04	
	T2GO						¥0	01/15/04	
	Stardust WEB		1				¥315	12/02/04	
		0	3	0	0	0			13
Sub Total		6	5	1	0	1			
									34

Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakumelo	Subscription Fee	Service-In (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥105/¥315	12/04/00	
	TFM Chakushin Melody						¥105/¥32 ¥315/¥26	09/03/01	
	Keigoe Tsukuro ♪						¥210	12/03/01	
	SOUL TRAIN						¥315	05/12/04	
	CoolSound Real					1	¥105	06/16/04	
		0	0	0	0	1			5
Wallpaper/ Screensaver	Chaku Kyara!						¥105/¥210	12/10/99	
	Prinet						¥315	08/01/00	
	Digital Tokoro-san 3D town	1					¥210	01/15/02	
	Chekira	1					¥210	12/02/02	
	3D Machiuke Johokyoku	1					¥210	12/01/02	
	Inuyasha	1					¥315	03/03/03	
	DETECTIVE CONAN						¥210	05/14/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		4	0	0	0	0			8
Game	R-TYPE	1					¥525	12/15/04	
		1	0	0	0	0			1
Fortune-telling	Kagami Ryuji Renseijutsu						¥210	12/10/99	
	Nandemo Shindan						¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai						¥210	09/01/00	
	Hosoki Kazuko						¥315	11/12/03	
	Ehara Hiroyuki Spritual Messege		1				¥315	12/15/04	
		0	1	0	0	0			5
Others	Mobile Takarazuka						¥315	11/01/01	
	Saikyo no Kaigai Joho						¥315	12/10/99	
	Himitsu no Denwacho						¥0	12/10/99	
	@AJA Renai Navi (name change)						¥315	09/01/00	
	Tsuri-King	1					¥315	01/15/03	
	IT media						¥315	03/03/03	
	T2GO						¥0	10/01/03	
	CINEMA IMAGICA						¥315	12/01/03	
	Namiaru?		1				¥315	04/14/04	
	CONAN Mobile Shop						¥0	05/14/04	
	Stardust WEB		1				¥315	12/01/04	
		1	2	0	0	0			11
Sub Total		6	3	0	0	1			
									39
Grand Total									103